September 21, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington D.C. 20549

Attn:    Christina Chalk, Senior Special Counsel

   Re:     Pzena Investment Management, Inc.

              Schedule 13E-3 filed August 22, 2022

              Filed by PIM, LLC et al.

              SEC File No. 5-83243

              PREM14A filed August 22, 2022

              SEC File No. 1-33761

Ladies and Gentlemen:

On behalf of Pzena Investment Management, Inc. (“PZN”), we submit this letter setting forth responses of PZN to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 16, 2022 (the “Comment Letter”), with respect to the PZN proxy statement filed with the Commission on August 22, 2022 (the “Proxy Statement”) and the Schedule 13E-3 filed with the Commission on August 22, 2022 (the “Schedule 13E-3”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

In addition, the Proxy Statement and Schedule 13E-3 have been revised in response to the Staff’s comments, and Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) are being concurrently filed with this letter, which reflect these revisions and updates certain other information. Page numbers in the text of the responses contained in this letter correspond to the page numbers in the Amended Proxy Statement and the Amended Schedule 13E-3, as applicable.

Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in the Amended Proxy Statement.

Schedule 13E-3 filed August 22, 2022

General

1.

Please advise supplementally why you have not included Mr. Richard Pzena as a filer on the Schedule 13E-3. We note that he is Chairman, CEO, founder and the largest shareholder of Pzena Investment Management, LLC and also a control person of PIM, LLC. Alternatively, revise the Schedule 13E-3 to add him as a filer and to include all of the information required by the Schedule in the proxy statement.

Response: We acknowledge the Staff’s comments regarding adding Mr. Pzena as a filer on the Schedule 13E-3, and have accordingly both (1) added Mr. Pzena as a filer to the Amended Schedule 13E-3 and (2) updated the disclosures on pages 28-31, 47, and 94-96 of the Amended Proxy Statement.

2.

We note the disclosure in the proxy statement that PIM, LLC engaged JPMorgan as a financial advisor on this transaction. We further note the disclosure regarding JPMorgan’s role in the negotiations relating to the merger. However, we are not able to locate the disclosure required by Item 1015 of Regulation MA and Item 9 of Schedule 13E-3 as to JPMorgan and any reports, whether oral or written, it presented to a filing person. In addition, no written materials from JPMorgan have been filed as exhibits to the Schedule 13E-3. Please advise. Among other matters, your response should make clear whether JPMorgan provided written materials to a filing person or its representatives. If so, but you do not believe those materials must be filed or described in the proxy statement, it should outline your views on why those materials are not materially related to the going private transaction.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that PIM, LLC’s financial advisor, JPMorgan, did not provide, whether oral or written, any “report, opinion or appraisal” that is materially related to the Rule 13E-3 transaction within the meaning of Item 1015 of Regulation M-A and, accordingly, the disclosure required by Item 1015(b) of Regulation M-A and Item 9 of Schedule 13E-3 is not required with respect to JPMorgan.

Effective April 19, 2022, PIM, LLC engaged JPMorgan to serve as financial advisor to PIM, LLC in connection with a possible going private transaction with Pzena Investment Management, Inc. In its role as financial advisor, JPMorgan was engaged to advise and assist PIM, LLC in its negotiation of the financial aspects of a possible transaction and assist PIM, LLC in preparing a bid for Pzena Investment Management, Inc. As disclosed on page 28 of the Amended Proxy Statement (incorporated by reference under Items 4–9 and 12 of the Amended Schedule 13E-3), PIM, LLC did not participate in the deliberation of the Special Committee or the Board regarding, and did not receive advice from the respective legal or financial advisors of the Special Committee or the Board as to, the fairness of the merger. Neither PIM, LLC nor JPMorgan performed an evaluation of the fairness of the merger to the unaffiliated stockholders. As further disclosed, JPMorgan did not provide an opinion with respect to the fairness of the merger or the merger consideration. The parties to the proposed going private transaction, including PIM, LLC, understood that Ardea Partners LP and CastleOak Securities, L.P. were engaged as financial advisors to the Special Committee, each of which would render an opinion as to the fairness, from a financial point of view, of the merger consideration paid to the holders of Class A common stock of Pzena Investment Management, Inc. in connection with the proposed going private transaction, and that the scope of JPMorgan’s engagement would not require JPMorgan to arrive at or provide any independent conclusions regarding the proposed going private transaction, including any opinion on the value of PIM, LLC’s assets or the fairness of the consideration offered. The terms of JPMorgan’s engagement letter with PIM, LLC did not include the provision of a fairness opinion nor independent valuation.

In connection with the foregoing financial advisory services, JPMorgan provided written summary data to PIM, LLC and its management consisting of illustrative premium calculations at various prices, operating metrics of comparable companies, ownership information of top Class A public shareholders, and biographical information of JPMorgan’s working group. On June 2, 2022, JPMorgan met via videoconference with Mr. Pzena and other management of PIM, LLC regarding PIM, LLC’s initial bid submission and related considerations, including the bid price, potential responses to the bid from Pzena Investment Management, Inc., and related offer price metrics. During that meeting, JPMorgan discussed illustrative price per share and implied premium calculations for reference only by the participants and without reference to the fairness of the transaction. The Company has revised the Amended Proxy Statement on page 19 to include the supplemental information regarding JPMorgan’s June 2nd discussion with Mr. Pzena and other management of PIM, LLC.

The purpose of reviewing the illustrative price per share and implied premium calculations was to collate and present publicly sourced data on certain precedent transactions and other financial information regarding PIM, LLC, exclusively based on forecasts provided by management of Pzena Investment Management, Inc. and commercially available, off-the-shelf market data. JPMorgan did not perform or provide any independent manipulation of, adjustment to, or verification or analysis of such market data. No written copies of the illustrative price per share and implied premium calculations prepared by JPMorgan were retained by Mr. Pzena or other management of PIM, LLC who participated in the videoconference.

Moreover, (i) none of the information disclosed in the presentation materials opined on the value of PIM, LLC’s assets or the fairness of the consideration offered in the proposed going private transaction; (ii) the presentation materials did not opine on the reasonableness of the terms of the agreement and plan of merger; (iii) JPMorgan did not arrive at or provide any independent conclusions or make any recommendation regarding the value or soundness of the proposed going private transaction; and (iv) JPMorgan did not advise PIM, LLC on whether to proceed with the proposed going private transaction.

Given the limited nature of the services provided by JPMorgan and the reasons stated above, we respectfully submit that JPMorgan did not provide, whether oral or written, any “report, opinion or appraisal” that is materially related to the Rule 13E-3 transaction within the meaning of Item 1015 of Regulation M-A and, accordingly, the disclosure required under Item 1015(b) of Regulation M-A and Item 9 of Schedule 13E-3 is not required. Nevertheless, we have revised the disclosures on page 19 of the Amended Proxy Statement to include supplemental disclosure regarding JPMorgan’s June 2nd meeting via videoconference with Mr. Pzena and other management of PIM, LLC, and the illustrative price per share and implied premium calculations, consistent with Item 1015(b) of Regulation M-A.

3.

The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the reference to the Act’s safe harbor provisions found on page 77 of the proxy statement.

Response: We acknowledge the Staff’s comment regarding the inapplicability of the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and have deleted this reference.

We hope that the foregoing has been responsive to the Staff’s comments and looked forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Andrew Nussbaum at (212) 403-1269.

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum